Exhibit (a)(1)(H)

TO:	Datascope Corp. Employee Stock Purchase Plan (“ESPP”) participants with shares of Datascope Corp. allocated to their ESPP accounts

FROM:	Computershare Limited (“Computershare”), Trustee for the Datascope Corp. ESPP

DATE:	September 30, 2008

SUBJECT:	Tender Offer for Datascope Corp. Common Stock

As you may know, DaVinci Merger Sub, Inc. (“DaVinci”), an indirect wholly-owned subsidiary of Getinge AB (“Getinge”), has commenced a tender offer to purchase all of the issued and outstanding shares of common stock of Datascope Corp. (“Datascope”) at a price per share equal to $53.00, net to you in cash, without interest and subject to any required withholdings of taxes (such amount or any different amount per share that may be paid pursuant to such offer, the “Offer Price”). A tender offer is a public offer made to the shareholders of a company by a potential acquirer to purchase their stock at a certain price. This tender offer is conditioned upon, among other things, at least a majority of Datascope’s outstanding shares on a fully-diluted basis having been validly tendered and not withdrawn and the expiration or termination of any waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The tender offer will expire at 12:00 midnight, New York City time, at the end of Tuesday, October 28, 2008, as such date may be extended (the “Expiration Date”). Following the successful completion of the tender offer, DaVinci will merge with and into Datascope, and each outstanding share of Datascope common stock (whether tendered or not) will be converted into the right to receive $53.00 in cash per share, without interest. Copies of DaVinci’s offer to purchase and Datascope’s responses supporting the offer are enclosed. We urge you to read the enclosed materials carefully. We want to be sure you understand how Computershare, as trustee of Datascope’s ESPP, expects to handle this tender offer for shares of Datascope’s common stock that are allocated to your ESPP account.

As a participant in the ESPP, you have the right to decide whether you would like the shares allocated to your ESPP account tendered to DaVinci pursuant to the offer to purchase. If you elect to have your shares tendered, then upon the completion of the tender offer, DaVinci will pay to the ESPP for your account an amount equal to the Offer Price multiplied by the number of shares allocated to your account.

If you elect not to have Computershare tender your Datascope shares, your shares will continue to be held in the ESPP. However, if the tender offer is completed successfully and the other conditions to the merger are satisfied or waived (where permissible), DaVinci will merge with and into Datascope, and the surviving company will become an indirect wholly-owned subsidiary of Getinge. If the merger takes place, Datascope stockholders who did not tender their shares (other than those properly exercising their appraisal rights under Delaware law) will receive cash for each share in an amount equal to the price paid per share in the tender offer. If the merger does not take place, then regardless of whether or not you elected to have Computershare tender your Datascope shares, the shares will continue to be held in the ESPP.

Computershare will follow the tender instructions that you provide for shares allocated to your ESPP account. To provide instructions, please print and sign your name below and indicate in the appropriate checkbox whether or not you would like to have Computershare tender the shares allocated to your ESPP account to DaVinci:

Print your name

Your signature

CHECK ONE ONLY:

☐	Please tender to DaVinci the shares of Datascope common stock allocated to my ESPP account

☐	Please tender only shares of Datascope common stock allocated to my ESPP account. Do not tender any remaining shares.

☐	Do not tender any shares of Datascope common stock allocated to my ESPP account.

The cut-off date for receipt of instructions from ESPP participants is Thursday, October 23, 2008 (“ESPP Cut-Off Date”). Please return this completed letter to Georgeson Inc., the information agent for the tender offer, with ample time for us to receive your instructions by the Expiration Date. If we do not receive timely instructions from you by the ESPP Cut-Off Date, then in accordance with the terms of the ESPP, we will have the discretion to determine whether to tender your shares. This means that if Georgeson, Inc. does not receive your completed letter by Thursday, October 23, 2008, we will decide whether to tender your shares to DaVinci. WE HAVE ENCLOSED A BUSINESS REPLY ENVELOPE FOR YOUR CONVENIENCE.

Please understand that Computershare and Georgeson Inc. will hold any instructions you submit in complete confidence, such that it is intended that you are under no duress, pressure, or responsibility to make any particular decision, or to decide whether to tender your shares at all if you do not want to do so. In accordance with federal law, Datascope will not authorize or support any adverse or other employment action against you based on whether or not you tender your shares.

If you have any questions about the tender offer or completing this letter, please call Georgeson, Inc., the information agent for the tender offer, toll-free at (800) 328-5614.